Exhibit 23.2

Akari Therapeutics Plc (formerly Celsus Therapeutics Plc)

London, United Kingdom

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated June 17, 2015 except for Notes 10, 11, and 13 as to which the date is October 15, 2015, relating to the combined and consolidated financial statements of Volution Immuno Pharmaceuticals SA and Affiliate appearing in the Form 8-K/A of Akari Therapeutics Plc filed on October 16, 2015. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

BDO AG
/s/ Christoph Tschumi /s/ ppa. Julian Snow
Zurich, Switzerland October 15, 2015